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                                                                       EXHIBIT A

                              EMPLOYMENT AGREEMENT


         Agreement made effective as of the 1st day of July, 1999 by and among Boston Restaurant Associates, Inc. (the "Company"), a Delaware corporation with its principal place of business in Saugus, Massachusetts and George R. Chapdelaine (the "Employee") of Essex County, Massachusetts.

         WHEREAS, Employee has served as President and Chief Executive Officer of the Company since April 1994;

         WHEREAS, in order to assure itself of the benefits to be obtained from the special talents and abilities of Employee resulting from Employee's involvement and knowledge of the business of the Company and relative to the continued operation of the business of the Company, the Company desires to continue Employee's employment as an executive officer of the Company on the terms and conditions contained herein;

         NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, the receipt and sufficiency of which is acknowledged, and intending to be legally bound, it is hereby agreed by and between the parties as follows:

         1. EMPLOYMENT. The Company hereby continues to employ Employee as President and Chief Executive Officer of the Company. Employee shall have general management and control of the business, affairs and property of the Company and its direct and indirect subsidiaries and shall perform such duties of such offices as are provided for in the bylaws of the Company subject to the general supervision and direction of, and any policies and procedures established from time to time by, the Board of Directors of the Company. Employee hereby accepts such employment.

         2. TERM. Employee's employment pursuant to the terms of this Agreement shall commence on the date hereof and shall continue for a period of one (1) year or until earlier terminated in accordance with the termination provisions provided for in Section 10 herein (the "Initial Term"). Unless earlier terminated in accordance with the termination provisions provided for in Section 10 herein, Employee's employment pursuant to this Agreement shall automatically renew for additional periods of one (1) year each (each an "Additional Term") at the expiration of the Initial Term and at the expiration of each Additional Term (the Initial Term and Additional Terms are collectively referred to herein as the "Term").

         3. SALARY. The Company shall pay Employee, during the Term of this Agreement, an annual salary of not less than $185,000, payable in installments no less often than monthly. A salary review shall be conducted by the Compensation Committee of the Board of Directors of the Company no later than twelve (12) months after the commencement date of this Agreement with yearly reviews thereafter on the anniversary date of such first review (each a "Review"). In connection with such Review, the Compensation Committee may increase, but not decrease, the then current salary of Employee by such amount as it determines, in its sole discretion, provided however, that effective as of the date of each Review, Employee's then current salary shall be


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adjusted to an amount at least equal to Employee's then current salary multiplied by a fraction, the numerator of which shall be the Consumer Price Index (as hereinafter defined) for the month immediately prior to the applicable Review date, and the denominator of which shall be the Consumer Price Index of
162.8 for the month of June, 1999. The Consumer Price Index referred to above is the Consumer Price Index of the United States Bureau of Labor Statistics (Urban Wage Earners and Clerical Workers, U.S. City Average, all items) on the 1982-84 equals 100 standard.

         4. AUTOMOBILE During the term of this Agreement, Employee shall be paid the sum of $1,000 plus the amount necessary to pay insurance and parking each month to defray the cost of the leasing or purchasing of, and gas, mileage, insurance, repairs and parking for one automobile for his use in connection with his employment hereunder.

         5. BONUS. Following each Review date but in no event later than one hundred (100) days after the Company's fiscal year end, Employee shall be paid a performance bonus based on Company sales during the most recently completed fiscal year (the "Sales Bonus") and a performance bonus based on Company profits during the most recently completed fiscal year (the "Profits Bonus"), each as more fully described below, payable to Employee in a lump sum. The Sales Bonus or the Profits Bonus, or both, may be increased, but not decreased, by the Compensation Committee, in its discretion. The target dollar amounts described below for the Sales Bonus and Performance Bonus shall be adjusted annually for each following fiscal year.

            (i) Sales Bonus. The Sales Bonus shall equal seven-tenths percent (0.7%) of Company Sales in excess of fifteen million dollars ($15,000,000) and less than or equal to nineteen million dollars ($19,000,000), PLUS one percent (1.0%) of Company sales in excess of nineteen million dollars ($19,000,000). For example, the following amounts of Company sales would result in the following Sales Bonus payments:

            (ii) PROFITS BONUS. In the event the Company reports a loss or a breakeven position (neither loss nor profit) for the most recently completed fiscal year, the Profits Bonus shall equal two percent (2%) of the amount by which such loss or such breakeven position is more favorable than a two hundred fifty thousand dollar ($250,000) loss. In the event the Company reports a profit for the most recently completed fiscal year, the Profits Bonus shall equal four percent (4%) of the amount by which such profits are more favorable than a two hundred fifty thousand dollar ($250,000) loss. For example, the following Company loss/profit amounts would result in the following Profits Bonus payments.


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For the purposes of calculating the Profits Bonus hereunder, the calculation of
Company loss or profit shall assume that pre-opening expenses are written off.

         6. EXPENSES. Employee shall be reimbursed for all reasonable expenses incurred by Employee in connection with his employment under this Agreement, including expenses for travel and entertainment. Employee shall furnish the Company with the appropriate documentation relating to such expenses.

         7. FRINGE BENEFITS. Employee shall be entitled to the fringe benefits generally made available to employees or officers of the Company of standing comparable to that of Employee, on the same or more favorable terms and conditions as such benefits are made available or furnished to those employees or officers.

         8. VACATION. Employee shall be entitled to at least four (4) weeks of paid vacation during each year of employment with the Company, which vacation may be taken by Employee at any time at the sole discretion of Employee.

         9. FULL-TIME DUTIES. Employee shall devote all of his business time, attention and efforts necessary and appropriate to fulfill his duties hereunder. This provision shall not serve to prevent Employee from engaging in investment activity that is passive in nature.

         10. TERMINATION.

         (a) TERMINATION BY THE COMPANY. At the election of the Company, this Agreement shall terminate and any and all rights and obligations of the Company and Employee hereunder shall cease and be completely void except as specifically set forth in this Agreement, upon the earliest to occur of the following: (i) the death or "long-term disability" of Employee; or (ii) the termination of Employee by the Company for "just cause" pursuant to written notice thereof; or
             (iii) at any time, without cause, upon thirty (30) days prior written notice.

             For purposes of this Agreement, "long-term disability" shall mean the disability of Employee which prevents Employee from devoting to the business of the Company his full-time, best efforts, skill and attention, and such condition continues for a period of one hundred eighty (180) consecutive days.

         For purposes hereof, "just cause" shall include, without limitation, the occurrence of any of the following events during the Term of this Agreement:

                (A) habitual neglect of material duties assigned to Employee hereunder which is not remedied within thirty (30) days of receipt of written notice thereof from the Company;

                (B) fraud, embezzlement or similar act of dishonesty committed by Employee against the Company; and


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                (C) conviction of a crime classified as a felony under any
              Federal, state or local law with all appeals relating thereto having been unsuccessfully exhausted and all appeal periods being lapsed.

         (b) TERMINATION BY EMPLOYEE. At the election of the Employee, this Agreement shall terminate and any and all rights and obligations of the Company and Employee under this Agreement shall cease and be completely void except as specifically set forth in this Agreement, upon the earlier to occur of (i) termination by Employee of his employment with the Company, pursuant to thirty
              (30) days prior written notice thereof to the Company for any reason, or (ii) termination by Employee of his employment with the Company at any time in the event the Employee has "good reason", pursuant to written notice thereof, or (iii) a "change in control" of the Company.


         For purposes hereof, "good reason" shall mean (A) the Company has taken action that serves to adversely change Employee's status by a reduction in title or a reduction in duties without Employee's consent, or (B) without the Employee's consent the Company's corporate offices are relocated to a place that is more than thirty-five (35) miles from Boston, Massachusetts.

         For purposes hereof a "change of control" of the Company shall be deemed to have occurred if:

              (I) any person (as defined in Section 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") shall have become the beneficial owner of 20% or more of the combined voting power of the Company's voting securities (other than any person who is a beneficial owner of such 20% threshold as at the date of this Agreement), not counting for purposes of such 20% threshold any voting securities acquired from the Employee;

              (II) the stockholders or directors approve by the requisite vote any Business Combination; or

              (III) the stockholders or directors approve the complete liquidation or dissolution of the Company.


           "Business Combination" means any of the following transactions: (x) a merger or consolidation of the Company (except for a merger that Employee consents to and supports or a merger in respect of which, pursuant to Section 251(f) of the Delaware General Corporation law, as now in effect and as the same may be amended from time to time, no vote of the stockholders of the Company is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the


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assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Company.

        (C) EFFECT OF TERMINATION. (i) It is expressly acknowledged and agreed that, if the Employee's employment shall terminate at any time pursuant to paragraph (a) above, the Company will pay to Employee or his estate any salary and bonus pursuant to Sections 3 and 5, respectively, hereof, and any perquisites and fringe benefits, which shall be paid proportionately to the time of termination (which payment shall be made at the time it would be normally paid) without further recourse or liability to the Company, except that, in the event such termination of Employee by the Company is pursuant to clause (a)(iii), above, or in the event such termination is at the election of Employee and is pursuant to clause (b)(ii) or (b)(iii), above then the Company shall pay to Employee his then current annual base salary payable in equal monthly installments on the first business day of each month (prorated for any partial month) (the "Severance Payment") from the date of such termination until the later of (A) June 30, 2001 or (B) the second business day of the month next following the expiration of twelve (12) months following the date of such termination (the "Severance Period"); provided, however, that during such Severance Period Employee shall not, within the Territory (as such term is defined in Section 12 hereof), whether as owner, partner, shareholder (excluding as a passive shareholder of not more than 1% in a class of securities of any business enterprise registered under the Exchange Act), director, consultant, agent, employee, or otherwise, or through any person, engage in any employment, consulting or other activity which competes, directly or indirectly with the business of the Company (as such phrase is defined in Section 12 hereof); provided, further that in the event the Company does not make any past due portion of the Severance Payment hereunder within ten (10) business days of written demand therefor by Employee, then the entire remaining portion of the Severance Payment to be paid hereunder shall become immediately due and payable and the non-competition covenant set forth above shall cease and be of no further effect against Employee. Notwithstanding the foregoing, if Employee's employment is terminated in connection with a "change in control" of Employer, as that term is used in Section 280G of the Internal Revenue Code of 1986 as amended ("Section 280G"), Employee is a "disqualified individual" as that term is used in
              Section 280G, and such payment, or portion thereof, would otherwise be considered an "excess parachute payment", as that term is used in Section 280G, then the aggregate present value of the payments or portion thereof, which are in the nature of compensation to (or for the benefit of) Employee, which are contingent on such change in control, and which would otherwise be considered an excess parachute payment, shall be the lesser of (x) the result of the proceeding sentence, or (y) one dollar ($1.00) less than three (3) times Employee's annualized compensation which was includable in Employee's income and which was paid by the Company during the five (5) most recent taxable years ending before the change in control. The foregoing calculations shall be made by the Company,


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              provided that if Employee provides the Company with a calculation thereof reasonably prepared by an independent certified public accountant then, within thirty (30) days of receipt thereof, the Company shall pay Employee the amount of such calculation, reduced by the amount, if any, previously paid by the Company as the Severance Payment pursuant to this provision.

         (ii) It is further expressly acknowledged and agreed that if the Employee's employment shall terminate at any time pursuant to paragraph (b) above, the Company will pay to Employee or his estate any salary and bonus pursuant to Sections 3 and 5, respectively, hereof and any perquisites and fringe benefits, which shall be paid proportionately to the time of termination (which payment shall be made at the time it would be normally paid) without further recourse or liability to the Company, except that, in the event such termination is pursuant to clause (b)(ii) or (b)(iii) above, then the Employee shall be entitled to receive the Severance Payment in accordance with paragraph
(c)(i) above.

         (iii) For purposes of this subsection (c), Employee's bonuses will be determined by the Compensation Committee of the Company's Board of Directors, in good faith. To the extent any perquisite or fringe benefit that the Company is obligated to continue hereunder after the termination of Employee's employment cannot be so continued due to legal impediment then, in such event, the Company shall, in lieu thereof, pay in cash to the Employee the equivalent cost to the Company of such perquisite or fringe benefit, with any such payments to be made at the time the payment of such perquisite or fringe benefit would normally be paid. It is further expressly acknowledged and agreed that, notwithstanding the termination of this Agreement pursuant to paragraph (a) or (b) above or otherwise, the provisions of this Section 10 shall survive such termination for the periods of time provided therein.

         11. NOTICES. Any notice or other communication in connection with this Agreement shall be deemed to be delivered if in writing (or in the form of a telegram addressed as provided below) and if either (a) actually delivered (electronically or physically) at said address, or (b) in the case of a letter, three (3) business days shall have elapsed after the same shall have been deposited in the United States mail, postage prepaid and registered or certified, return receipt requested:

         If to Employee, to:

         Mr. George R. Chapdelaine

         -------------------------

         -------------------------

         If to the Company to:

         Boston Restaurant Associates, Inc.
         999 Broadway
         Saugus, Massachusetts  01906

and in any case at such other address as the addressee shall have specified by written notice.


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         12. Noncompetition and Confidentiality.

         (a) As long as Employee is an employee of the Company or any successor in interest and, if Employee's employment is terminated pursuant to either clause 10(a)(ii) or 10(b)(i), then for an additional period of twenty-four (24) months thereafter, Employee shall not, within the Territory, whether as owner, partner, shareholder, director, consultant, agent, employee, or otherwise, or through any person, engage in any employment, consulting or other activity which competes, directly or indirectly, with the business of the Company. The "Territory" shall be each ten (10) mile radius surrounding any Italian or pizza-style restaurant operated by the Company. The "business of the Company" shall be limited to mean the operation of Italian and pizza-style restaurants. The involvement of Employee with a business or enterprise that operates restaurants that specialize in foods other than Italian food or pizza shall not be deemed to be competitive with the business of the Company.

         (b) Nothing in this Agreement shall preclude Employee from making passive investments of not more than 1% in a class of securities of any business enterprise registered under the Exchange Act.

         (c) Employee recognizes that the Company is and will be engaged in a continuous program of research and development relating to its business opportunities, operating procedures, products, methods, service techniques, engineering and manufacturing data, machines, devices, apparatus, "know-how", formulas, secret processes, plans, designs, specifications, trade secrets, marketing and Company data regarding costs, profits, markets, sales, customer lists, plans for present and future development and acquisitions and other proprietary information not available to the public (collectively, the "Proprietary Information") which gives it a special competence in its various fields of endeavor, all of which have been or may be acquired or developed at considerable expense to the Company. Employee understands that in connection with his employment with the Company the Employee is expected to make contributions to the development of Proprietary Information. Employee acknowledges that his employment creates a relationship of confidentiality and trust between Employee and the Company with respect to information of a confidential or secret nature which is discovered, made known to, or learned by Employee during his employment with the Company including, without limitation, Proprietary Information.

         (d) Employee will not, while he is or after he ceases to be an employee of the Company, disclose any of the Proprietary Information referred to above to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, other than in furtherance of the business of the Company or in response to court order.


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         (e) Employee further agrees that in the event of the termination of his employment with the Company, for any reason, or at any time upon the request of the Company, Employee will deliver to the Company all documents and other material items of any nature pertaining to any Proprietary Information. When Employee terminates employment with the Company, Employee will sign a certificate confirming that he has complied with the requirements of this subparagraph.

         (f) In the event of any breach or threatened breach by Employee of the provisions of this Agreement, the Company shall be entitled to an injunction restraining such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies available to the Company for such breach or threatened breach, including the recovery of damages from Employee.

         13. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof and inducements to the making of this Agreement relied upon by any party hereto have been expressed herein.

         14. GOVERNING LAW. This Agreement shall be deemed a contract made and entered into in the Commonwealth of Massachusetts and, together with the rights and obligations of the parties hereunder, shall be construed under and governed by the laws of such state.

         15. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         16. EFFECT OF HEADINGS. Any title of an article or section heading herein contained is for convenience of reference only, and shall not affect the meaning of construction of any of the provisions hereof.

         17. SUCCESSORS AND ASSIGNS. All covenants, promises and agreements by or on behalf of the parties contained in this Agreement shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.


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         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in multiple counterparts as of the date set forth above by their duly authorized representative.


                                    BOSTON RESTAURANT ASSOCIATES, INC.


                                    By:
                                        --------------------------------
                                             Name:
                                             Title:

                                    EMPLOYEE

                                    ---------------------------------
                                    George R. Chapdelaine







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